BMO Financial Group Reports Second Quarter 2021 Results

EARNINGS RELEASE

BMO’s Second Quarter 2021 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended April 30, 2021, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Financial Results Highlights

Second Quarter 2021 Compared With Second Quarter 2020:

•	Net income of $1,303 million, an increase from $689 million; adjusted net income[1,4] of $2,095 million, an increase from $715 million

•	Reported EPS[2] of $1.91, an increase from $1.00; adjusted EPS[1,2,4] of $3.13, an increase from $1.04

•	Provision for credit losses (PCL) of $60 million, compared with $1,118 million

•	Reported net efficiency ratio[3] of 69.3%, compared with 64.4%; adjusted net efficiency ratio[1,3,4] of 56.6%, compared with 63.8%

•	Return on equity (ROE) of 10.2%, an increase from 5.3%; adjusted ROE[1,4] of 16.7%, an increase from 5.5%

•	Common Equity Tier 1 Ratio of 13.0%, an increase from 11.0% in the prior year

Year-to-Date 2021 Compared With Year-to-Date 2020:

•	Net income of $3,320 million, an increase from $2,281 million; adjusted net income[1,4] of $4,133 million, an increase from $2,332 million

•	Reported EPS[2] of $4.93, an increase from $3.37; adjusted EPS[1,2,4] of $6.19, an increase from $3.45

•	PCL of $216 million, compared with $1,467 million

•	Reported net efficiency ratio[3] of 63.0%, compared with 62.5%; adjusted net efficiency ratio[1,3,4] of 56.4%, compared with 62.0%

•	ROE of 13.0%, an increase from 9.2%; adjusted ROE[1,4] of 16.3%, an increase from 9.4%

•	Common Equity Tier 1 Ratio of 13.0%, an increase from 11.0% in the prior year

Toronto, May 26, 2021 – For the second quarter ended April 30, 2021, BMO Financial Group recorded net income of $1,303 million or $1.91 per share on a reported basis, and net income of $2,095 million or $3.13 per share on an adjusted basis.

“This quarter, we continued to deliver very strong results with all of our businesses performing well. For the first half of the year, adjusted pre-provision pre-tax earnings of $5.5 billion increased 27% from a year ago, driven by revenue growth of 11% reflecting the benefits of our diversified business model, and very strong operating leverage. We enter the second half of the year with strong momentum,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We are continuing to build a strong, competitive bank, allocating capital to businesses that are positioned to grow and deliver strong returns, and we are highly focused on continuously improving our performance. Return on equity increased to 16.7%, we improved our efficiency ratio to 56.6% and strengthened our CET1 ratio to 13.0%, all underpinned by our strong balance sheet and differentiated risk and credit performance.”

“In addition to strong financial performance, we are delivering on our commitments for a sustainable future. This quarter, we declared our ambition to be our clients’ lead partner in the transition to a net zero world and we are supporting key organizations that are helping reduce health care disparities, including global emergency COVID-19 relief efforts.”

“We are executing against a consistent, purpose-driven strategy – which for us means winning together with our customers, our communities, our employees and our shareholders,” concluded Mr. White.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)

All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)	On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.
(4)

Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business to Ameriprise Financial, Inc., a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The net gain on the sale was included in revenue with the goodwill write-down and divestiture costs included in non-interest expense, all recorded in Corporate Services.

Note:	All ratios and percentage changes in this document are based on unrounded numbers.

On April 12, 2021, the bank announced that we had reached a definitive agreement with Ameriprise Financial, Inc. to sell the entities that represent our EMEA Asset Management business, subject to regulatory approvals and other customary closing conditions. In addition, the transaction includes the opportunity for certain BMO U.S. asset management clients to move to Columbia Threadneedle Investments, subject to client consent. The transaction is expected to close in the fourth quarter of calendar 2021. On April 30, 2021, we completed the sale of our Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group. These transactions support BMO’s goals to optimize efficiency and to focus capital and investment in areas where we have an advantaged market position, including our North American Wealth Management business.

Adjusted net income in the current quarter excluded the impact of divestitures of $772 million ($771 million pre-tax), including a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. Both periods also excluded the amortization of acquisition-related intangible assets and acquisition integration costs. Reported and adjusted net income increased from the prior year, driven by net revenue growth of 16%, higher expenses and lower provisions for credit losses. Net income increased in all operating groups.

Return on equity (ROE) was 10.2%, an increase from 5.3% in the prior year, and adjusted ROE was 16.7%, an increase from 5.5%. Return on tangible common equity (ROTCE) was 11.8%, an increase from 6.4% in the prior year, and adjusted ROTCE was 19.1%, an increase from 6.4%.

Concurrent with the release of results, BMO announced a third quarter 2021 dividend of $1.06 per common share, unchanged from the prior quarter and the prior year. The quarterly dividend of $1.06 per common share is equivalent to an annual dividend of $4.24 per common share.

Second Quarter Performance Review

Canadian P&C

Reported net income was $764 million and adjusted net income was $765 million, both increasing $402 million from the prior year. Results were driven by a 9% increase in revenue with higher non-interest revenue and net interest income, lower expenses and a decrease in the provision for credit losses.

During the quarter, we were recognized for our digital capabilities that help customers make real financial progress, including two digital innovation awards for BMO CashTrack, an artificial intelligence-driven capability that provides customers with financial insights to predict cash shortfalls up to seven days in advance. The solution was recognized with a 2020 BAI Global Innovation Award and won a 2021 Celent Model Bank Award for financial wellness. In addition, in its inaugural mobile banking ratings, Insider Intelligence ranked BMO first for digital money management, security and alerts. These awards recognize the positive impact of our digital-first approach on our customers’ banking experience.

U.S. P&C

Reported net income was $542 million, an increase of $203 million or 60% from the prior year, and adjusted net income was $547 million, an increase of $198 million or 57%.

Reported net income was US$434 million, an increase of US$188 million or 76% from the prior year, and adjusted net income was US$439 million, an increase of US$186 million or 73%. Results were driven by a 4% increase in revenue with higher net interest income and non-interest revenue, lower expenses and lower provisions for credit losses.

During the quarter, BMO Harris Bank was recognized on Forbes’ 2020 list of the World’s Best Banks for the second consecutive year. The list is based on a survey of more than 40,000 customers in 23 countries on their current and former banking relationships, who ranked banks on key attributes, including trust, fees, digital services and financial advice. BMO’s digital capabilities were referenced as critical to scores in Forbes’ summary of the results.

BMO Wealth Management

Reported net income was $346 million, an increase of $202 million from the prior year, and adjusted net income was $353 million, an increase of $200 million. Results were driven by higher net revenue, higher expenses and lower provisions for credit losses. Traditional Wealth reported net income was $296 million, an increase of $136 million or 85%, and adjusted net income was $303 million, an increase of $134 million or 79%, driven by higher revenue, primarily from growth in client assets, including stronger global markets, the impact of a legal provision in the prior year and higher online brokerage transaction volumes. Insurance net income was $50 million, compared with a net loss of $16 million in the prior year, primarily due to unfavourable market movements in the prior year.

During the quarter, BMO InvestorLine announced the launch of adviceDirect Premium, a new offering designed to meet more complex needs of our self-directed clients. This hybrid solution combines the strong technology of our advice engine with planning and human support as clients’ needs evolve. In addition, our Canadian Asset Management business launched four new Exchange Traded Funds (ETFs), including a new Environmental, Social, and Governance (ESG) ETF that further advances our ESG ETF lineup to meet the demands of investors.

BMO Capital Markets

Reported net income was $563 million, compared with a reported net loss of $74 million in the prior year, and adjusted net income was $570 million, compared with a net loss of $68 million. Results were driven by strong revenue performance in Global Markets and Investment and Corporate Banking in the current quarter, higher employee-related expenses given business performance, and a recovery of the provision for credit losses, compared with elevated levels of provisions for credit losses in the prior year. The prior year included negative impacts related to equity linked notes-related businesses, the widening of credit and funding spreads on derivative valuation adjustments and markdowns on the held-for-sale loan portfolio.

1 BMO Financial Group Second Quarter 2021 Earnings Release

As a global industry leader in sustainability, we acted as Joint Bookrunner and Green Structuring Agent on the first labelled green loan in Canada, to Atlantic Packaging Products. This loan was completed in partnership with BMO’s Sustainable Finance team and Canadian Commercial Banking, with proceeds to be used to support the client’s construction of a new 100% recycled containerboard facility. As part of BMO’s Trees from Trades initiative, our Fixed Income Currencies and Commodities group committed on Earth Day 2021 to funding reforestation with every dollar of fixed income securities and ESG framework securities traded on the BMO Capital Markets desk, which contributed to the planting of 100,000 trees. Tree planting will be carried out in partnership with Priceless Planet Coalition and tentree.

Corporate Services

Reported net loss for the quarter was $912 million and adjusted net loss was $140 million, compared with a reported and adjusted net loss of $82 million in the prior year. Adjusted results for the quarter excluded the write-down of goodwill related to the announced sale of our EMEA Asset Management business and a net gain on the sale of our Private Banking business in Hong Kong and Singapore, as well as divestiture-related costs for both transactions. Adjusted results decreased, due to lower revenue and higher expenses, partially offset by the impact of a less favourable tax rate in the prior year.

Adjusted results in this Second Quarter Performance Review section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

The order in which the impact on net income is discussed in this section, and elsewhere in our Second Quarter 2021 Report to Shareholders, follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.0% as at April 30, 2021, an increase from 12.4% at the end of the first quarter of fiscal 2021, due to internal capital generation and lower source currency risk-weighted assets. The write-down of goodwill related to the announced sale of our EMEA Asset Management business was offset by a lower goodwill capital deduction, and therefore did not impact the current quarter CET1 Ratio.

Credit Quality

Total provision for credit losses was $60 million, a decrease of $1,058 million from $1,118 million in the prior year. The total provision for credit losses ratio was 5 basis points, compared with 94 basis points in the prior year. The provision for credit losses on impaired loans was $155 million, a decrease of $258 million from $413 million in the prior year, largely due to lower commercial provisions in the P&C businesses and in BMO Capital Markets. The provision for credit losses on impaired loans ratio was 13 basis points, compared with 35 basis points in the prior year. There was a $95 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $705 million provision in the prior year. The $705 million provision for credit losses on performing loans in the prior year was primarily based on the weaker economic outlook, while the $95 million recovery of the provision in the current quarter reflected positive credit migration and an improving economic outlook, partially offset by a more severe adverse scenario.

Refer to the Accounting Policies and Critical Accounting Estimates section and Note 3 in our unaudited interim consolidated financial statements for further information on the allowance for credit losses as at April 30, 2021.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third party websites mentioned herein, does not form part of this document.

Caution

The extent to which the COVID-19 pandemic impacts BMO’s business, results of operations, reputation and financial performance and condition, including its regulatory capital and liquidity ratios, and credit ratings, as well as its impact on our customers, competitors and trading exposures, and the potential for loss from higher credit, counterparty and mark-to-market losses will depend on future developments, which are highly uncertain and cannot be predicted, including the scope, severity and duration of the pandemic and actions taken by governments, and governmental and regulatory authorities, which could vary by country and region, and other third parties in response to the pandemic. The COVID-19 pandemic may also impact our ability to achieve, or the timing to achieve, certain previously announced targets, goals and objectives.

For additional information, refer to the Top and Emerging Risks That May Affect Future Results section on page 31 in our Second Quarter 2021 Report to Shareholders.

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group Second Quarter 2021 Earnings Release 2

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items, as set out in the table below. Please refer to the Foreign Exchange section in our Second Quarter 2021 Report to Shareholders for a discussion of the effects of changes in exchange rates on BMO’s results. Pre-provision pre-tax earnings (PPPT) is a non-GAAP measure, and is calculated as the difference between revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and non-interest expense. Management assesses performance on a reported basis and on an adjusted basis, and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q2-2021	Q1-2021	Q2-2020	YTD-2021	YTD-2020

Reported Results
Revenue	6,076	6,975	5,264	13,051	12,011
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	283	(601)	197	(318)	(519)
Revenue, net of CCPB	6,359	6,374	5,461	12,733	11,492
Total provision for credit losses	(60)	(156)	(1,118)	(216)	(1,467)
Non-interest expense	(4,409)	(3,613)	(3,516)	(8,022)	(7,185)
Income before income taxes	1,890	2,605	827	4,495	2,840
Provision for income taxes	(587)	(588)	(138)	(1,175)	(559)
Net income	1,303	2,017	689	3,320	2,281
EPS ($)	1.91	3.03	1.00	4.93	3.37

Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(2)	(3)	(3)	(5)	(6)
Amortization of acquisition-related intangible assets (2)	(24)	(25)	(30)	(49)	(59)
Impact of divestitures (3)	(771)	-	-	(771)	-
Adjusting items included in reported pre-tax income	(797)	(28)	(33)	(825)	(65)

Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(2)	(2)	(2)	(4)	(4)
Amortization of acquisition-related intangible assets (2)	(18)	(19)	(24)	(37)	(47)
Impact of divestitures (3)	(772)	-	-	(772)	-
Adjusting items included in reported net income after tax	(792)	(21)	(26)	(813)	(51)
Impact on EPS ($)	(1.22)	(0.03)	(0.04)	(1.26)	(0.08)

Adjusted Results
Revenue	6,047	6,975	5,264	13,022	12,011
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	283	(601)	197	(318)	(519)
Revenue, net of CCPB	6,330	6,374	5,461	12,704	11,492
Total provision for credit losses	(60)	(156)	(1,118)	(216)	(1,467)
Non-interest expense	(3,583)	(3,585)	(3,483)	(7,168)	(7,120)
Income before income taxes	2,687	2,633	860	5,320	2,905
Provision for income taxes	(592)	(595)	(145)	(1,187)	(573)
Net income	2,095	2,038	715	4,133	2,332
EPS ($)	3.13	3.06	1.04	6.19	3.45

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups.

(2)

These amounts were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided on pages 18, 20, 22, 24 and 26 of our Second Quarter 2021 Report to Shareholders.

(3)

Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business to Ameriprise Financial, Inc., a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The net gain on the sale was included in revenue with the goodwill write-down and divestiture costs included in non-interest expense, all recorded in Corporate Services.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

3 BMO Financial Group Second Quarter 2021 Earnings Release

Summary of Reported and Adjusted Results by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q2-2021
Reported net income (loss)	764	542	1,306	346	563	(912)	1,303
Acquisition integration costs (1)	-	-	-	-	2	-	2
Amortization of acquisition-related intangible assets (2)	1	5	6	7	5	-	18
Impact of divestitures (3)	-	-	-	-	-	772	772
Adjusted net income (loss)	765	547	1,312	353	570	(140)	2,095
Q1-2021
Reported net income (loss)	737	582	1,319	358	483	(143)	2,017
Acquisition integration costs (1)	-	-	-	-	2	-	2
Amortization of acquisition-related intangible assets (2)	-	7	7	8	4	-	19
Adjusted net income (loss)	737	589	1,326	366	489	(143)	2,038
Q2-2020
Reported net income (loss)	362	339	701	144	(74)	(82)	689
Acquisition integration costs (1)	-	-	-	-	2	-	2
Amortization of acquisition-related intangible assets (2)	1	10	11	9	4	-	24
Adjusted net income (loss)	363	349	712	153	(68)	(82)	715
YTD-2021
Reported net income (loss)	1,501	1,124	2,625	704	1,046	(1,055)	3,320
Acquisition integration costs (1)	-	-	-	-	4	-	4
Amortization of acquisition-related intangible assets (2)	1	12	13	15	9	-	37
Impact of divestitures (3)	-	-	-	-	-	772	772
Adjusted net income (loss)	1,502	1,136	2,638	719	1,059	(283)	4,133
YTD-2020
Reported net income (loss)	1,061	690	1,751	435	282	(187)	2,281
Acquisition integration costs (1)	-	-	-	-	4	-	4
Amortization of acquisition-related intangible assets (2)	1	20	21	18	8	-	47
Adjusted net income (loss)	1,062	710	1,772	453	294	(187)	2,332

(1)

KGS-Alpha and Clearpool acquisition integration costs before tax amounts of $2 million in Q2-2021, $3 million in both Q1-2021 and Q2-2020; $5 million for YTD-2021 and $6 million for YTD-2020 are included in non-interest expense in BMO Capital Markets.

(2)

Amortization of acquisition-related intangible assets before tax is charged to the non-interest expense of the operating groups. Canadian P&C amounts of $1 million in Q2-2021, $nil in Q1-2021, and $1 million in Q2-2020; $1 million for both YTD-2021 and YTD-2020. U.S. P&C amounts of $7 million in Q2-2021, $9 million in Q1-2021 and $14 million in Q2-2020; $16 million for YTD-2021 and $27 million for YTD-2020. BMO Wealth Management amounts of $10 million in both Q2-2021 and Q1-2021 and $11 million in Q2-2020; $20 million for YTD-2021 and $22 million for YTD-2020. BMO Capital Markets amounts of $6 million in both Q2-2021 and Q1-2021 and $4 million in Q2-2020; $12 million for YTD-2021 and $9 million for YTD-2020.

(3)

Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business to Ameriprise Financial, Inc., a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The net gain on the sale was included in revenue with the goodwill write-down and divestiture costs included in non-interest expense, all recorded in Corporate Services.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group Second Quarter 2021 Earnings Release 4

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2021 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, the expected impact of the COVID-19 pandemic on our business, operations, earnings, results, and financial performance and condition, as well as its impact on our customers, competitors, reputation and trading exposures, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could.”

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: the severity, duration and spread of the COVID-19 pandemic, its impact on local, national or international economies, and its heightening of certain risks that may affect our future results; the possible impact on our business and operations of outbreaks of disease or illness that affect local, national or international economies; general economic and market conditions in the countries in which we operate; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; changes in monetary, fiscal, or economic policy, and tax legislation and interpretation; interest rate and currency value fluctuations, as well as benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to or affecting economic or trade matters; the Canadian housing market and consumer leverage; climate change and other environmental and social risks; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete proposed acquisitions or dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section that starts on page 73 of BMO’s 2020 Annual Report, and the Risk Management section that starts on page 31 of our Second Quarter 2021 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section on page 18 of BMO’s 2020 Annual Report and updated in the Economic Review and Outlook section set forth in our Second Quarter 2021 Report to Shareholders, as well as in the Allowance for Credit Losses section on page 114 of BMO’s 2020 Annual Report and the Allowance for Credit Losses section set forth in our Second Quarter 2021 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy. Please refer to the Economic Review and Outlook and Allowance for Credit Losses sections in our Second Quarter 2021 Report to Shareholders.

5 BMO Financial Group Second Quarter 2021 Earnings Release

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2020 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 26, 2021, at 8 a.m. (ET). The call may be accessed by telephone at 416-406-0743 (from within Toronto) or 1-800-898-3989 (toll-free outside Toronto), entering Passcode: 1365804#. A replay of the conference call can be accessed until Saturday, June 26, 2021, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 9195676#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

February 2021: $104.71

March 2021: $112.46

April 2021: $117.16

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2020 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2020 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

BMO Financial Group Second Quarter 2021 Earnings Release 6